Exhibit 99.1

Woodside Energy Group Ltd

ACN 004 898 962

Mia Yellagonga

11 Mount Street

Perth WA 6000

Australia

T +61 8 9348 4000

www.woodside.com

ASX: WDS

NYSE: WDS

LSE: WDS

Announcement

Tuesday, 11 June 2024

WOODSIDE ACHIEVES FIRST OIL AT SANGOMAR IN SENEGAL

Woodside has achieved first oil from the Sangomar field offshore Senegal, marking the safe delivery of the country’s first offshore oil project.

The Sangomar Field Development Phase 1 is a deepwater project including a stand-alone floating production storage and offloading (FPSO) facility with a nameplate capacity of 100,000 barrels/day, and subsea infrastructure that is designed to allow subsequent development phases.

“This is an historic day for Senegal and for Woodside,” said Woodside CEO Meg O’Neill. “First oil from the Sangomar field is a key milestone and reflects delivery against our strategy. The Sangomar project is expected to generate shareholder value within the terms of the production sharing contract.

“Delivering Senegal’s first offshore oil project safely, through a period of unprecedented global challenge, demonstrates Woodside’s world-class project execution capability. We are proud of the relationships we have formed with PETROSEN, the Government of Senegal and our key international and local contractors to develop this nationally significant resource.”

General Manager of PETROSEN E&P Thierno Ly said he was pleased to reach this milestone.

“First oil from the Sangomar field marks a new era not only for our country’s industry and economy, but most importantly for our people.

“This achievement is the result of the unwavering commitment of our teams, who have worked diligently to overcome challenges and meet our strategic objectives in a complex and demanding environment. We have never been so well positioned for opportunities for growth, innovation, and success in the economic and social development of our nation.”

About Sangomar Field Development Phase 1

The Sangomar Field Development Phase 1 features the Léopold Sédar Senghor FPSO, named after the first president of Senegal, which is moored approximately 100 kilometres offshore Senegal. The vessel has a storage capacity of 1,300,000 barrels.

The Phase 1 development includes 23 wells (11 production wells, 10 water injection wells and 2 gas injection wells). 21 of the 23 wells have been drilled and completed including 9 production wells. The RSSD joint venture has also approved a 24th well (production well) that will be completed in the current campaign.

The Sangomar Project is being progressed by the Rufisque Offshore, Sangomar Offshore and Sangomar Deep Offshore (RSSD) joint venture, comprising Woodside (Operator and 82% participating interest) and Societé des Petroles du Sénégal (PETROSEN) (18% participating interest).

The Sangomar Field Development Phase 1 project cost estimate remains within the provided range of US$4.9-$5.2 billion. The drilling campaign at Sangomar is ongoing and Woodside expects to continue commissioning activities and safely ramping up production through 2024.

Crude quality is expected to be ~31 degrees API which is in demand in European and Asian markets.

Woodside’s historical acquisition of participating interests in the RSSD joint venture from both Capricorn Energy and FAR included certain contingent payments. Given current timing of first oil and oil prices Woodside anticipates making both these payments. The final payments are subject to ongoing production performance and oil price.

Teleconference

A conference call providing an update on Sangomar first oil with a question-and-answer session will be hosted by Woodside CEO and Managing Director, Meg O’Neill, on Tuesday, 11 June 2024 at 09:30 AWST/11:30 AEST/20:30 CDT (Monday, 10 June 2024).

A separate announcement containing the investor presentation that will be referred to during the conference call will be released shortly.

We recommend participants pre-register 5 to 10 minutes prior to the event with one of the following links:

•	https://webcast.openbrie fing.com/wds-inv-2024/ to listen to a live stream of the question-and- answer session

•

https://s1.c-conf.com/di amondpass/10039456-ur5bd3.html to participate in the question-and- answer session. Following pre-registration, participants will receive the teleconference details and a unique access passcode.

Contacts:
INVESTORS	MEDIA
Marcela Louzada	Christine Forster (Australia)
M: +61 456 994 243	M: +61 484 112 469
E: investor@woodside.com	E: christine.forster@woodside.com

Rob Young (United States)
M: +1 281 790 2805
E: robert.young@woodside.com

This announcement was approved and authorised for release by Woodside’s Disclosure Committee.

Forward-looking statements

This announcement may contain forward-looking statements with respect to Woodside’s business and operations, market conditions, results of operations and financial conditions which reflect Woodside’s views held as at the date of this announcement. All statements, other than statements of historical or present facts, are forward-looking statements and generally may be identified by the use of forward- looking words such as ‘guidance’, ‘foresee’, ‘likely’, ‘potential’, ‘anticipate’, ‘believe’, ‘aim’, ‘estimate’, ‘expect’, ‘intend’, ‘may’, ‘target’, ‘plan’, ‘forecast’, ‘project’, ‘schedule’, ‘will’, ‘should’, ‘seek’ and other similar words or expressions.

Forward-looking statements are not guarantees of future performance and are subject to inherent known and unknown risks, uncertainties, assumptions, and other factors, many of which are beyond the control of Woodside, its related bodies corporate and their respective officers, directors, employees, advisers, or representatives. Details of the key risks relating to Woodside and its business can be found in the “Risk” sections of Woodside’s most recent Annual Report released to the Australian Securities Exchange, Woodside’s Climate Transition Action Plan and 2023 Progress Report, and in Woodside’s filings with the U.S. Securities and Exchange Commission, including Woodside’s Annual Report on Form 20-F. You should review and have regard to these risks when considering the information contained in this announcement.

Investors are strongly cautioned not to place undue reliance on any forward-looking statements. Actual results or performance may vary materially from those expressed in, or implied by any forward- looking statements.